Equity and Funds

Structured Markets

Shiller Barclays CAPE® US Sector Risk Controlled 7% USD Excess Return Index

November 5, 2013

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

Shiller Barclays CAPE® US Sector Risk Controlled 7% USD Excess Return Index

Introduction

The Shiller Barclays CAPE® US Sector Risk Controlled 7% USD Excess Return Index (the “Index”) is a member of the Barclays family of Shiller Barclays CAPE® indices, which are based on principles of long-term investing distilled by Dr. Robert Shiller and expressed through a Cyclically Adjusted Price Earnings ratio (the “CAPE® Ratio”), as described below.

The Index relies on exposure to the underlying Shiller Barclays CAPE® US Sector ER USD Index (the “Underlying Index”). The Underlying Index, in turn, aims to provide notional long exposure to the top four United States equity sectors that are relatively undervalued, as defined by a modified version of the classic CAPE® Ratio (the “Relative CAPE® Indicator”) and that possess relatively strong price momentum over the prior twelve months (each as described below). Each U.S. equity sector is represented by an exchange-traded fund that invests primarily in equity securities of companies in the relevant sector, as described under “What Assets are Included in the Universe of Eligible Index Components” below.

Specifically, and as described in greater detail below, the Underlying Index each month ranks the pre-defined, fixed universe of index components based on their Relative CAPE® Indicator and removes the five most overvalued sectors (i.e., those with the five highest Relative CAPE® Indicators). Out of the remaining five sectors, the Underlying Index then removes the one sector with the lowest twelve-month price momentum. The Underlying Index then allocates equally to the four remaining index components for the relevant month.

The Index attempts to manage volatility risk below a specified fixed volatility level of 7% (the “Target Volatility”). Volatility risk is measured as the greater of the 20 day and 40 day realized volatility of the daily historical Underlying Index levels (the “Observed Volatility”). The exposure of the Index to the Underlying Index will be adjusted, subject to a maximum of 150%, depending on the relationship between the Target Volatility and Observed Volatility on any day. For more information on how such adjustments will be made, please see “What is Volatility? Why is the Index Referred to as a “Risk Controlled” Index?” below.

About Robert Shiller

Dr. Robert Shiller is an American economist and Sterling Professor of Economics at Yale University. He has been the Co-Director of the Behavioral Finance Workshop at the National Bureau of Economic Research since 1991. He is well known for jointly developing the Standard & Poor’s/Case-Shiller Home Price Indices and is best-selling author of several economics books. Dr. Shiller also developed the widely known CAPE® Ratio.

Key Features of the Index include:

•	The Underlying Index utilizes the Relative CAPE® Indicator to identify U.S. equity sectors that are considered to be relatively undervalued.

•	The Underlying Index also utilizes a twelve-month trailing price momentum signal in an attempt to mitigate the situation commonly referred to as the “value trap”, where a stock that appears to be relatively undervalued based on value indicators (such as a price to earnings ratio) fails to provide a positive return over time.

•	The Underlying Index is an “excess return” index, which means that it reflects the weighted performance of the components comprising the Underlying Index, excluding a cash rate that accrues daily at a rate equal to the BBA LIBOR USD 1 Month London Interbank Offered Rate (the “Cash Rate”).

•	The level of the Underlying Index incorporates a cost of 0.28% per annum.

•	The Index attempts to manage volatility risk (as measured by daily historic realized volatility over the more volatile of the previous 20 and 40 index business days) below a specified fixed volatility level of 7%.

•	The level of the Index is published daily on the Barclays index website: www.barcap.com/indices and on Bloomberg under the ticker BXIICS7E.

Key Considerations for the Index include:

•	The rationale of the Underlying Index may prove to be unsuccessful. Specifically, a notional investment (meaning a theoretical synthetic investment as measured by the methodology of the Underlying Index) in sectors with lower Relative CAPE® Indicators and higher price momentum may not increase or may not perform better than notional investments in sectors with higher Relative CAPE® Indicators and lower price momentum.

•	The volatility control mechanism of the Index may not achieve its intended objectives.

•	The Index has limited actual history and may perform in an unanticipated manner.

•	The Underlying Index involves monthly rebalancing and fixed, maximum weighting caps of the selected index components which may not prove to be the optimal weighting given current market conditions.

•	Changes in the values of the constituent index components of the Underlying Index may offset each other.

•	As noted above, the daily level of the Underlying Index reflects the deduction of a cost of 0.28% per annum, which differs from a typical index. Because of this cost, the value of the Underlying Index will be less than the value of a hypothetical, identically constituted synthetic portfolio from which no such cost is deducted.

•	The performance of the Index will be subject to risks associated with investments in exchange-traded funds and with investments in the sectors that are represented by the components of the Underlying Index at any given time.

What is the Cyclically Adjusted Price Earnings, or “CAPE®” Ratio?

The classic CAPE® Ratio is a “value” factor and is determined by taking an inflation-adjusted price index of an equity benchmark and dividing it by the moving average of the preceding ten years of equity benchmark earnings (i.e., reported earnings adjusted for inflation), where the U.S. Consumer Price Index is used to adjust for inflation. Averaging ten years of reported earnings allows the CAPE® Ratio to account for mean reversion of earnings over long-term earning cycles and thus obtain a more accurate long-term measure of the equity market valuations. Assets with a lower CAPE® Ratio are generally considered to be “undervalued”, while assets with a higher CAPE® Ratio are generally considered to be “overvalued”.

The CAPE® Ratio and Relative CAPE® Indicator data utilized by the Index and the Underlying Index are based on price and earnings information relating to each eligible sector dating back to September 28, 1973. This data has been compiled by the index sponsor with data obtained from third party data sources, including Compustat and Bloomberg.

What is the Relative CAPE® Indicator and How is it Used by the Underlying Index?

The Underlying Index uses a modified version of the classic CAPE® Ratio, called the Relative CAPE® Indicator, in determining the index components for any given month. The Relative CAPE® Indicator is used instead of the classic CAPE® Ratio in order to account for the fact that some sectors tend to consistently trade at lower classic CAPE® Ratios while other sectors tend to consistently trade at higher classic CAPE® Ratios over time. If the Underlying Index were to utilize the classic CAPE® Ratio rather than a Relative CAPE® Indicator, the Underlying Index would repeatedly select sectors with lower classic CAPE® Ratios and exclude sectors with higher classic CAPE® Ratios. Such a selection mechanism would fail to take into account inherent long-term underlying differences between the eligible sectors that cause some sectors to consistently trade at higher or lower classic CAPE® Ratios than other sectors over time.

The Relative CAPE® Indicator is a ratio of the current CAPE® Ratio for the relevant sector to its historical rolling twenty year average CAPE® Ratio. The Relative Cape® Indicator for each sector is calculated using the following two-step approach each month:

•	The first step is to “Winsorize” the CAPE® Ratio of the relevant sector in order to obtain a historical rolling twenty year average. This is accomplished by calculating the CAPE® Ratio for such sector on specified monthly selection dates for the previous twenty years. The top 5% and bottom 5% of the values in such sample are removed and replaced by the values corresponding to the 95th and 5th percentiles, respectively. The purpose of removing the top 5% and bottom 5% of the values in the relevant sample period is to mitigate the effects of extreme or unusual events in the history of the applicable sector. The Underlying Index then calculates the arithmetic average of the CAPE® Ratios in the sample group (such average, the “Winsorized CAPE® Mean”).

•	The second step is to divide the CAPE® Ratio for the relevant sector on the current selection date by the Winsorized CAPE® Mean (which is calculated as described in the preceding bullet).

After calculating the Relative CAPE® Indicator for each sector, the sectors with the five highest Relative CAPE® Indicators are excluded from the Underlying Index for the relevant month. The Underlying Index then ranks the remaining five sectors by price momentum, as described in the next section, and removes the lowest ranked sector for the relevant month.

What is Price Momentum and How is it Used by the Underlying Index?

As described above, after ranking and removing the five sectors with the highest Relative CAPE® Indicator, the remaining five sectors are then ranked based on trailing twelve-month price momentum. Twelve-month price momentum for each sector is determined by measuring the current price of the sector relative to the price of that sector one year in the past. The sector with the lowest price momentum will be excluded, (i.e. the sector with the worst twelve month return) and the remaining four sectors will comprise the components of the Underlying Index for the relevant month.

The purpose of applying the price momentum factor is to attempt to mitigate the effect of the situation commonly referred to as the “value trap”, where a stock that appears to be relatively undervalued based on value indicators (such as the ratio of trading price to earnings) fails to provide a positive return over time. There can be no assurances, however, that the application of the price momentum factor will be successful in achieving this objective.

After the five sectors with the highest Relative CAPE® Indicator are removed and the sector out of the remaining five with the lowest price momentum is removed, the four remaining sectors are selected as the Underlying Index components for the relevant month. The Underlying Index allocates 25% to each of those four sectors, as shown in the graphical illustration below.

The Selection and Allocation Mechanism of the Underlying Index

The following is a graphical illustration of the selection and allocation method described above under “What is the Relative CAPE® Indicator and How is it used by the Underlying Index?” and “What is Price Momentum and How is it Used by the Underlying Index?” As described in those sections, the key steps in the monthly selection process for the Underlying Index are:

•	The ten sectors, from the universe of index components are ranked based on the Relative CAPE® Indicator and the five sectors with the highest Relative CAPE® Indicators (i.e., those that are the most relatively overvalued) are excluded;

•	The five remaining sectors are ranked on trailing twelve-month price momentum and the sector with the lowest price momentum is excluded;

•	The remaining sectors are selected for the Underlying Index and the Underlying Index allocates a 25% weight to each of those sectors.

•	As described above, the Underlying Index is an “excess return” index, which means that it reflects the performance of its components, excluding a cash rate that accrues daily at a rate equal to the Cash Rate. Also as described above, the Underlying Index incorporates a cost of 0.28% per annum.

What Assets are Included in the Universe of Eligible Index Components?

As described above, the Underlying Index selects four out of ten eligible sectors each month for inclusion in the Underlying Index. Each eligible sector is represented by an exchange-traded fund (a “Sector ETF”).

Each Sector ETF seeks to track as its benchmark index a corresponding sector-based index (a “Sector Index”), which is an S&P Select Sector Index in the case of all Sector Indices except the one corresponding to the real estate sector for which the corresponding Sector Index is the Dow Jones U.S. Real Estate Index (the “Real Estate Sector Index”). Each Sector Index that is an S&P Select Sector Index (a “Select Sector Index”) comprises equity securities of all companies included in the S&P 500® Index that are classified as members of a corresponding “sector” according to the Global Industry Classification Standard, or “GICS”.

Two of the GICS sectors, Information Technology and Telecommunication Services, have been combined to form the Technology Select Sector Index. The Real Estate Sector Index measures the performance of the real estate sector of the U.S. equity market and includes companies in the following industry groups: real estate holding and development and real estate investment trusts. Each Sector Index is calculated and published by S&P Dow Jones Indices LLC.

Sector	Sector Index	Bloomberg Ticker of the Sector Index	Sector ETF	Bloomberg Ticker of the Sector ETF
Energy Sector	Energy Select Sector Index	IXE <Index>	Energy Select Sector SPDR Fund	XLE UP Equity

Materials Sector	Materials Select Sector Index	IXB <Index>	Materials Select Sector SPDR Fund	XLB UP Equity

Industrial Sector	Industrial Select Sector Index	IXI <Index>	Industrial Select Sector SPDR Fund	XLI UP Equity

Consumer Discretionary Sector	Consumer Discretionary Select Sector Index	IXY <Index>	Consumer Discretionary Select Sector SPDR Fund	XLY UP Equity

Consumer Staples Sector	Consumer Staples Select Sector Index	IXR <Index>	Consumer Staples Select Sector SPDR Fund	XLP UP Equity

Health Care Sector	Health Care Select Sector Index	IXV <Index>	Health Care Select Sector SPDR Fund	XLV UP Equity

Financial Sector	Financial Select Sector Index	IXM <Index>	Financial Select Sector SPDR Fund	XLF UP Equity

Utilities Sector	Utilities Select Sector Index	IXU <Index>	Utilities Select Sector SPDR Fund	XLU UP Equity

Technology Sector	Technology Select Sector Index	IXT <Index>	Technology Select Sector SPDR Fund	XLK UP Equity

Real Estate Sector	Dow Jones U.S. Real Estate Index	DJUSRE <Index>	iShares Dow Jones U.S. Real Estate Index Fund	IYR UP Equity

What is Volatility? Why is the Index Referred to as a “Risk Controlled” Index?

Volatility is a statistical measure of the degree of movement of the price or level of an asset over a period of time and is commonly used as a tool to measure the riskiness of exposure to such an asset. Realized volatility is a historical calculation of the degree of such movements based on prices or levels of the asset observed periodically in the market over a specified period. For example, when the Index calculates the 20 or 40-day realized volatility of the Underlying Index, the Index does so by calculating the annualized standard deviation of the daily returns of the Underlying Index based on daily closing levels over the trailing 20 or 40 business days (as applicable).

The Index provides exposure to the Underlying Index, up to a maximum of 150%, while attempting to manage volatility risk below the Target Volatility. The Index has a “target exposure” to the Underlying Index on any day equal to the lesser of (a) 150% and (b) the ratio of Target Volatility to Observed Volatility. If such target exposure differs from the actual exposure on the previous index business day by more than 10%, exposure to the Underlying Index will be adjusted in an attempt to achieve the objective of the volatility control mechanism of the Index. Otherwise, the actual exposure on the relevant index business day will remain unchanged from the previous index business day. Accordingly, exposure to the Underlying Index may increase when Observed Volatility is lower than the Target Volatility and it may decrease when Observed Volatility is higher than the Target Volatility.

Although the Index attempts to manage volatility risk using the methodology described above, there can be no assurances that the Index will be successful in achieving this objective.

Certain Risk Considerations

Some of the risks related to the Index are described below. Before investing in any security or product linked to the Index (a “Structured Investment”), investors should read the relevant offering documentation for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. You are urged to consult your own financial, tax and legal advisors before investing in any Structured Investment.

The Index Methodology May Be Ineffective in Allocating Exposure to the Best Performing Sector ETFs

Each month, the Underlying Index selects four industry Sectors for inclusion based upon their Relative CAPE® Indicators and a price momentum. The four selected industry Sectors, represented by corresponding Sector ETFs, are included in the Underlying Index and are equally weighted so that each Sector ETF represents 25% of the notional long position of the Underlying Index.

There can be no assurance, however, that a notional investment in Sector ETFs representing industry Sectors with a lower Relative CAPE® Indicator and higher price momentum will increase or perform better than an investment in Sector ETFs representing industry Sectors with a higher Relative CAPE® Indicator and a lower price momentum. It is also possible that the Sector ETFs selected at any time for inclusion in the Underlying Index will decrease and cause the level of the Underlying Index to fall or to increase at a lesser rate than if different Sector ETFs had been chosen for inclusion in the Underlying Index.

The Underlying Index Allocates to the Index Components in Accordance with Weightings that May Not be Optimal

The four Sector ETFs selected as the Index Components are equally weighted notional long positions (i.e., a weight of 25% of the notional long exposure of the Index in each Sector ETF). Even if the Underlying Index is successful in allocating exposure to the four best performing Sectors over the term of a Structured Investment, the pre-defined weightings among the Sector ETFs may not be the most optimal allocations. Therefore, there is no assurance that the weightings determined by the Underlying Index will outperform any alternative index or investment that might reflect different weightings of the Sector ETFs.

The Underlying Index Will Only be Comprised of Four Sector ETFs at Any Time

Diversification is generally considered to reduce the amount of risk associated with generating returns. There can be no assurance, however, that the Underlying Index will be sufficiently diversified at any time to reduce or minimize such risks to any extent. In particular, as the Underlying Index is invested in four Sector ETFs with equal 25% weightings, it may underperform and produce lower returns than an investment in a more diversified portfolio of assets.

The Level of the Underlying Index Will Reflect the Effects of a Fee

A fee of 0.28% per annum, equal to the index sponsor’s estimate, based on its historical analysis, of the costs that would be incurred by a sophisticated financial institution in replicating the performance of the Underlying Index through investments in the index components or derivatives thereon using borrowed funds, will be deducted from the level of the Underlying Index on a daily basis, which will effectively reduce the performance of the Underlying Index and, accordingly, the Index. As such, the level of the Index will be less than the value of a hypothetical, identically constituted synthetic portfolio from which no such cost is deducted.

The Volatility Control Mechanism May Not Achieve the Target Volatility level of 7%

The Index seeks to maintain a target volatility level of 7% by employing a volatility control mechanism to dynamically adjust its exposure to the Underlying Index.

There can, however, be no assurance that historical trends in volatility will continue. Accordingly, there is no assurance that the volatility control mechanism will be the most effective way to (i) accurately assess volatility of the market at a given time or (ii) predict patterns of volatility. As a result, if the volatility control mechanism fails to assess or to predict trends of volatility accurately, then the volatility control mechanism may not be successful in optimally allocating the exposure of the Index to the Underlying Index at any given time, which may adversely impact the level of the Index.

The Index Has a Very Limited Operating History and May Perform in an Unanticipated Manner

The Index was launched on October 18, 2013 and therefore has a very limited operating history. A longer history of actual performance may be helpful in providing more reliable information on which to assess the validity of the proprietary methodology that the Index and the Underlying Index use as the basis for an investment decision. Past performance should not be considered indicative of future performance.

The Index is Not Actively Managed

The Index operates by pre-determined rules, as described above. There will be no active management of the Index to enhance returns or limit losses. An actively managed investment may potentially respond more directly and appropriately to immediate market, political, economic, financial or other factors than the non-actively managed Index.

The Underlying Index is Comprised of Notional Assets and Liabilities

The exposure to Sector ETFs that comprise the Underlying Index at any given time are purely notional and will exist solely in the records maintained by or on behalf of the index sponsor. There is no actual portfolio of assets to which any person or entity is entitled or in which any person or entity has any ownership interest. Consequently, no person or entity will have any claim against any of the Sector ETFs that comprise the Underlying Index at any time.

Certain Features of the Sector ETFs Will Impact the Value of the Index

The performance of the Index is subject to certain risks associated with exchange-traded funds. Such risks include: Management Risk: This is the risk that the respective investment strategies for a Sector ETF, the implementation of which is subject to a number of constraints, may not produce the intended results; Derivatives Risk: The Sector ETFs may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives. Derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than compared to conventional securities, and thus the Sector ETF’s losses, and, as a consequence, the value of the Index, may be greater than if the Sector ETFs invested only in conventional securities; and Tracking and Underperformance Risk: The performance of the Index is dependent upon the performance of the Sector ETFs and not their underlying assets or indices. The performance of the Sector ETFs may not replicate the performance of, and may underperform, their respective underlying assets or indices. The Sector ETFs will reflect transaction costs and fees that will reduce their relative performances. Moreover, it is also possible that the Sector ETFs may not fully replicate or may, in certain circumstances, diverge significantly from the performance of their respective underlying assets or indices due to the temporary unavailability of certain securities in the secondary market, differences in trading hours between the Sector ETFs and the Sector indices they are meant to track or due to other circumstances. This variation in performance is called “tracking error” and, at times, the tracking error may be significant.

Credit of Issuer

The types of Structured Investments mentioned in this document are senior unsecured obligations of the issuer, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and are not, either directly or indirectly, an obligation of any third party (except to the extent that insurance from the Federal Deposit Insurance Corporation, subject to statutory limitations, is applicable to Structured Investments issued by Barclays Bank Delaware).

Any payment to be made on the Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, may affect the market value of the Structured Investments. In the event Barclays Bank PLC or Barclays Bank Delaware, as the case may be, were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments.

No rights to the Reference Asset

As a holder of the Structured Investments, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any component of the Index or the Underlying Index would have.

Limited Liquidity

You should be willing to hold the Structured Investments to maturity. There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If you sell Structured Investments prior to their maturity, you may have to sell them at a substantial loss.

Certain Built-in Costs Are Likely to Adversely Affect the Value of Structured Investments Prior to Maturity

The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging the issuer’s obligations under the Structured Investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss to you.

Your Own Evaluation of the Merits

In connection with any purchase of a Structured Investment, you are urged to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment before investing.

Market Risk

The return, if any, on Structured Investments is dependent on the performance of the Index. Thus, changes in the level Index will determine the amount payable on the Structured Investment. Unless your Structured Investment repays the full principal amount at maturity (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC or Barclays Bank Delaware, as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price Volatility

Movements in the level of the Index and the components of the Underlying Index are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the level of the Index or the prices of the components of the Underlying Index will rise or fall during the term of the Structured Investments. Changes in the level of the Index and the prices of the components of the Underlying Index will determine the payment on the Structured Investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the level of the Index declines. Unless your Structured Investment repays the full principal amount at maturity (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC or Barclays Bank Delaware, as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many Unpredictable Factors, Including Economic and Market Factors, Will Impact the Value of the Structured Investments

In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset or its underlying components;

•	the time to maturity of the Structured Investments;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Structured Investments; and

•	the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential Conflicts of Interests

Barclays Bank PLC or Barclays Bank Delaware, as the case may be, or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or Barclays Bank Delaware, as the case may be, or its affiliates performing the role of calculation agent under the Structured Investment.

If the Structured Investment were linked to one or more Barclays’ indices, Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC or Barclays Bank Delaware, as the case may be, is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time.

In addition, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

The Wealth and Investment Management Division of Barclays May Sell the Structured Investments to Certain of its Customers And May Receive Compensation From Barclays, as the Issuer of the Structured Investments, in this Capacity

The Wealth and Investment Management division of Barclays (“WIM”) may offer Structured Investments to its clients and be compensated for doing so. WIM, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC or Barclays Bank Delaware in connection with the distribution of the Structured Investments to you and, as such, its role may create a potential conflict of interest. WIM is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of the Structured Investments by you. If you are considering whether to invest in the Structured Investments through WIM, you are urged to seek independent financial and investment advice to assess the merits of such investment.

Trademark and License Disclaimers

Shiller Barclays CAPE® US Sector Index is a trademark of Barclays Bank PLC.

“CAPE®” is a registered trademark of RSBB and has been licensed for certain purposes by Barclays Bank PLC.

The Shiller Barclays CAPE® US Sector Index has been developed in part by RSBB, the research principal of which is Robert J. Shiller. RSBB is not an investment advisor, and does not guarantee the accuracy or completeness of the Shiller Barclays CAPE® US Sector Index, or any data or methodology either included therein or upon which it is based. RSBB shall have no liability for any errors, omissions, or interruptions therein, and makes no warranties, express or implied, as to performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages, even if RSBB is advised of the possibility of same.

The index sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the index sponsor shall have no liability for any errors, omissions, or interruptions therein.

The index sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index. The index sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the index sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the index sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the levels of the Index (or failure to publish such value) and any use to which any person may put the Index or the levels of the Index. In addition, although the index sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the levels of the Index, the index sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

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Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue - Attn: US InvSol Support, New York, NY 10019.

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